Exhibit 99.77(d)

ITEM 77D. Policies with respect to security investments

Pursuant to guidance from the U.S. Securities and Exchange Commission, as the Voya Emerging Markets Corporate Debt Fund was originally classified as non-diversified but has been managed as diversified for a period of at least three years, the Fund’s classification has changed from a non-diversified fund to a diversified fund effective September 11, 2015. As a result of this classification change, the Fund is limited in the percentage of assets that may be invested in the securities of a single issuer. Further, the classification change to a diversified fund may cause the Fund to benefit less from appreciation of the securities of a single issuer than if it had greater exposure to that issuer.